      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 31, 2002
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  SCHEDULE TO

                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           --------------------------

                            HAWAIIAN AIRLINES, INC.

                  (Name of Subject Company and Filing Person)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                   419849104

                     (CUSIP Number of Class of Securities)

                              CHRISTINE R. DEISTER
                            EXECUTIVE VICE PRESIDENT
                          AND CHIEF FINANCIAL OFFICER
                            HAWAIIAN AIRLINES, INC.
                        3375 KOAPAKA STREET, SUITE G-350
                             HONOLULU, HAWAII 96819
                                 (808) 835-3700

                                WITH A COPY TO:

                                JUDITH R. THOYER
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 373-3000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                  and Communications on Behalf of the Bidder)

                           CALCULATION OF FILING FEE

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
              TRANSACTION VALUATION*                                AMOUNT OF FILING FEE
                        N/A                                                  N/A

*   Estimated for purposes of calculating the amount of filing fee only.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    None           Filing Party:  N/A

Form or Registration No.:  N/A            Date Filed:    N/A

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    / /  third-party tender offer subject to Rule 14d-1.

    /X/  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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                                     [LOGO]

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
FOR IMMEDIATE RELEASE                     Contact:  Keoni Wagner
                                                    (808) 838-6778
May 30, 2002                                        Wagner@HawaiianAir.com

                    HAWAIIAN AIRLINES COMMENCES TENDER OFFER
                     FOR UP TO 5,880,000 OF ITS OWN SHARES;
            ANNUAL MEETING TENTATIVELY SCHEDULED FOR AUGUST 23, 2002

    Hawaiian Airlines, Inc. (AMEX and PCX: HA) has announced that it will commence a tender offer to purchase for cash up to 5,880,000 shares of its own common stock at a price of $4.25 per share. This represents approximately 17.46% of the company's outstanding common stock. The offer will commence on May 31, 2002, and is set to expire at 12:00 midnight, New York City time, on June 27, 2002, unless extended.

    On May 30, the last trading day prior to the commencement of the tender offer, the closing price per share of the common stock on the AMEX was $3.25. The terms of the tender offer are described more fully in the Offer to Purchase, Letter of Transmittal and related documents. These documents are being mailed to shareholders of the company.

    Airline Investors Partnership, L.P. (AIP), the majority shareholder of Hawaiian Airlines, has informed the company that it intends to tender all of its 18,181,818 shares, on the condition that in no event will the company accept for payment more than that number of AIP's shares that would cause its ownership interest in Hawaiian Airlines, following completion of the offer, to be less than or equal to 50.0%. Therefore, the number of shares that shareholders ultimately surrender for purchase will likely be less than the number of shares they tender pursuant to applicable proration procedures.

    John W. Adams, chairman, chief executive officer and president, said, "We believe that this tender offer allows shareholders the opportunity to realize a portion of their investment in Hawaiian Airlines while retaining a continuing equity interest in our company. Also, shareholders who choose not to tender their shares may also benefit from this offer because they will own a larger interest in our company with fewer shares outstanding." Adams noted, however, that neither the Board of Directors nor Hawaiian Airlines is making any recommendation to any shareholder as to whether to tender or refrain from tendering shares into the offer.

    The company has tentatively scheduled its 2002 annual meeting of shareholders for August 23, 2002 and will set a new record date for the annual meeting, which is expected to be in early July. Definitive proxy materials will be mailed to shareholders after the record date.

    Shareholders may obtain additional information about the tender offer by contacting Mellon Investor Services LLC, the Information Agent for the tender offer, toll free at (800) 549-9249.

ABOUT HAWAIIAN AIRLINES

    Founded in 1929 as Inter-Island Airways, Hawaiian Airlines is the first and largest Hawaii-based airline. Hawaiian Airlines provides scheduled and charter air transportation of passengers, cargo and mail among the islands of Hawaii and between Hawaii and seven Western U.S. gateway cities and two destinations in the South Pacific. The nation's 12th-largest carrier, it is also the second-largest provider of transpacific air service between the U.S. mainland and Hawaii. Additional information on Hawaiian Airlines is available on-line at www.HawaiianAir.com.

CAUTIONARY STATEMENT

    This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Hawaiian Airlines. The offer is being made only by reference to the Offer to Purchase dated May 31, 2002 and the related Letter of Transmittal. Copies of these documents may be obtained from the Information Agent for the tender offer.

    This news release contains forward-looking statements. Statements that are not historical fact, including statements about the tender offer and the beliefs and expectations of Hawaiian Airlines, constitute forward-looking statements. These statements are based on prevailing market conditions and current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and Hawaiian Airlines does not undertake any obligation to update publicly any of them in light of new information or future events.

    Forward-looking statements involve inherent risks and uncertainties. Hawaiian Airlines cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports and other documents filed with the SEC by Hawaiian Airlines. Investors should evaluate any statements in light of these important factors.

    Hawaiian Airlines has filed a tender offer statement and may file other relevant documents concerning the tender offer with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE TENDER OFFER. Investors and securityholders will be able to obtain these documents as they become available free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian Airlines may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn:
Investor Relations (tel: 808-835-3700). INVESTORS AND SECURITYHOLDERS SHOULD READ THE TENDER OFFER STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

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